Exhibit (a)(1)(B)

APPLE COMPUTER

Stock Option Exchange Program Overview

We are pleased to announce that Apple is offering a Stock Option Exchange Program. Stock options play a critical role in Apple’s compensation philosophy, providing the opportunity for employees to share in the Company’s success. We issued the currently outstanding options to motivate our employees to perform at high levels, provide an effective means of recognizing employee contributions to our success and align employee and shareholder interests.  Unfortunately, with the downturn in the economy, Apple’s share price has declined significantly over the last few years leaving many employees with stock options that are “underwater,” that is, options with exercise prices that are significantly higher than the current market price of our stock.

Additionally, because of the drop in Apple’s stock price over the last few years, the number of unexercised options outstanding has grown to an undesirable level.  By offering employees the opportunity to exchange out-of-the-money options for a smaller number of at-the-money options, Apple has the potential to significantly reduce the total number of options outstanding.

The Exchange Program is designed to provide Apple employees with the opportunity to exchange “underwater” options for options that are “at-the-money” on the date they are granted.

Apple’s Stock Option Exchange Program (the “Exchange Program”) is a voluntary program designed to provide employee option holders with the opportunity to exchange their outstanding Apple options that have exercise prices at or above $25.00 per share (“Old Options”) for a predetermined number of new stock options that will be granted at least 6-months-plus-1-day after the Old Options are accepted for exchange and cancelled (“New Options”). The exercise price of the New Options will be the fair market value of Apple stock on the new grant date.  If you elect to participate in the Stock Option Exchange Program you must also exchange all options that have been granted to you since September 20, 2002 at a one-for-one exchange ratio, even if those options have an exercise price below $25.00 per share (“Required Options”). We expect to make the new grants on October 20, 2003.

The offer to participate in Apple’s Stock Option Exchange Program commences today March 20, 2003, and ends at 5:00p.m., Pacific Daylight Time, on April 17, 2003 unless the Exchange Program is extended.

CRITICAL DATES

Exchange Program Commences	March 20, 2003
Exchange Program Expires	April 17, 2003 at 5:00p.m. PDT
Cancellation Date of Options	April 18, 2003
Expected New Option Grant Date	October 20, 2003

The predetermined number of New Options you will receive depends on the exercise price of the Old Options you exchange. Any Required Options will be exchanged for New Options on a one-for-one exchange ratio.

Old Option(s) Exercise Price		Non-Executive Officer Employees

Greater Than or Equal To …	Less Than or Equal To …	Exchange Ratio Old : New
$25.00	$29.99	1.5 : 1
$30.00	$39.99	2.0 : 1
$40.00	And Above	2.5 : 1

Each new option will vest annually over two years with 50% vesting on the first anniversary of the new grant date and the remaining 50% vesting on the second anniversary of the new grant date, subject to continued employment with Apple or one of Apple’s subsidiaries. This two-year annual vesting schedule applies to all replacement grants, regardless of the vested position of the options you elect to exchange.

Options that you choose not to exchange will remain outstanding until they are exercised or expire by their terms and will retain their current exercise price and current vesting schedule.

Apple’s Stock Option Exchange Program ends at 5:00p.m., Pacific Daylight Time, on April 17, 2003. We refer to this date and time as the expiration date, unless we extend the period during which the Exchange Program will remain open. If we extend the Exchange Program, the term “expiration date” will refer to the time and date at which the extended Exchange Program expires.

Apple has engaged Mellon Investor Services to administer the Stock Option Exchange Program. Eligible employees will be able to make their elections to participate in the Exchange Program on a Mellon Web site dedicated specifically to Apple. If you currently have options with exercise prices equal to or greater than $25.00 per share, you will receive an email with your Personal Identification Number (PIN) to access your stock option information on Mellon’s Web site. The Web site contains information regarding your outstanding option grants including instructions on how to elect to exchange your eligible options.

You must submit your election to Mellon via their Web site no later than 5:00p.m., Pacific Daylight Time, on April 17, 2003.  Apple prefers that you elect to exchange your eligible options via the Web; however, if you have technical difficulties, please call Mellon Investor Services between the hours of 8:00a.m. and 7:00p.m., Pacific Time to arrange an alternate mode of election.

                                            Mellon Investor Services

                                            http://www.corporate-action.net/apple/

                                            888-605-2398 (Calling from within the US)

                                            201-329-8195 (Calling from outside the US)

Mellon Website                      Please log into http://www.corporate-action.net/apple/ and follow the instructions.

By Telephone                      Please call 888-605-2938 or 201-329-8195 and a Customer Service Representative will assist you.

All options that you elect to exchange will be cancelled the following business day after the Exchange Program expires.

You may change your previous elections or withdraw from the Stock Option Exchange Program at any time before the Exchange Program expires at 5:00p.m., Pacific Daylight Time, on April 17, 2003 or such later date if we extend the Exchange Program beyond that time. To change your elections or withdraw from the Stock Option Exchange Program, please follow the directions on Mellon’s Web site. If you have technical difficulties, please call Mellon Investor Services between the hours of 8:00a.m. and 7:00p.m., Pacific Time to arrange an alternate mode of elections.

We encourage you to carefully read the Exchange Program materials before deciding whether or not to participate in the Exchange Program. The materials include information regarding your outstanding option grants, as well as the Stock Option Exchange Frequently Asked Questions, the main Offer to Exchange document, which provides details of the Exchange Program, the election and change of election form. Whether or not you participate in the Exchange Program will depend on your own assessment of the risks and possible rewards of participating in the program. No one at Apple can advise you as to whether or not the Exchange Program is right for you. Apple encourages you to seek advice from your own attorney and/or financial advisor regarding personal tax implications or other investment-related questions.

For additional information or assistance, please contact:

Mellon Investor Services

http://www.corporate-action.net/apple/

Customer Service Representatives

Available Monday through Friday 8:00a.m. to 7:00p.m., Pacific Time
888-605-2938 (Calling from within the US)

                                    201-329-8195   (Calling from outside the US)